UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2022

Commission file number: 001-41482

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Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

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3 Hanechoshet St.
Tel Aviv, Israel 6971068
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated herein is Jeffs’ Brands Ltd’s (the “Registrant”) Notice of Meeting, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders to be held on October 19, 2022 (the “Meeting”).

Due to the fact that the Registrant wishes to officially appoint the first external directors as soon as possible, in order for the Registrant to have active audit, compensation and examination of financial statements’ committees of the Board of Directors, the Registrant intends to submit to the Israeli court an urgent request to convene the Meeting in an earlier date, all in accordance with Section 72 of the Israeli Companies Law, 1999-5759. If the Israeli court approves the request, the Registrant expects to hold the Meeting on September 29, 2022, and will update the Registrnt’s shareholders promptly upon such receipt and advancement of the Meeting date by filing a Report on Form 6-K.

Only shareholders of record who hold ordinary shares, no par value, of the Registrant at the close of business on September 19, 2022, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Exhibit No.
99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders to be held on October 19, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd
Date: September 14, 2022	By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer